UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                       No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                       No         X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Board of Directors minutes

2.	Material Notice

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Place:

April 01, 2020, at 2:30 P.m., at the Company’s headquarters, at Av. Brigadeiro Luís Antônio, 1.343, 9th floor, City and State of São Paulo, with attendance via Microsoft Teams admitted.

Attendance:

(i) The undersigned Members of the Board of Directors; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) the Company’s Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iv) the Chief Financial and Investor Relations Officer, Mr. André Pires de Oliveira Dias; (v) other executive officers of the Company, as follows: Mr. Décio de Sampaio Amaral, Mr. João Benjamin Parolin, Mr. Marcelo Pereira Malta de Araújo, Mr. Rodrigo de Almeida Pizzinatto, Mr. Tabajara Bertelli Costa.

Agenda and deliberations:

1.	The Board Members discussed the effects of COVID-19 on employees, on society at large and on the Company’s activities.

2.	The Board Members received an update on the Company’s compliance program.

3.	The Board Members approved, based on the Company’s Stock-Based Incentives Plan as approved at the Annual and Extraordinary General Meeting of April 19, 2017 (“Plan”), in particular item 4.2 thereof:

(i) the 4th Restricted and Performance Shares Incentive Program (“4th Program”), which shall also be filed at the Company’s headquarters, which stipulates, among other provisions, the usufruct, on behalf of participants, of the equity rights on a portion of the shares under the 4th Program (the so-called “Restricted Shares”); a Company’s performance goal to which the transfer of ownership of shares (that are not subject to usufruct) under the 4th Program (“Performance Shares”) will be subject to; a vesting period of up to five (5) years in three (3) tranches; and non-encumbrance to participants, pursuant, in any case, with the contents of the Plan;

(ii) the list, to be filed at the Company’s headquarters, of designated participants in the 4th Program, as appointed by the Company’s People Committee, authorizing execution of such agreements by and between the Company and each participant of the program herein approved, according to the standard draft agreement filed at the Company’s headquarters, as well as the granting of usufruct and transfer of shares, as provided in each agreement. The Members of the Board of Directors are not eligible for the program as approved.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., of April 01, 2020)

4.

The Directors approved, as provided in Articles 6 and 7 of CVM Instruction 566 and article 28, letter “o”., of the Company’s Bylaws, an issue for public distribution of commercial papers as provided below (“Commercial Papers”):

a)	Issuance Number and Number of Series: The Issuance is the second (2nd) Issuance of Commercial Papers of the Company, and shall be made in a single series;

b)

Total Amount and Date of Issuance: The total amount of the Issuance shall be 1,000,000,000.00 (one billion) Brazilian Reais as of the date of issuance, that is, the date of effective underwriting and payment-in (“Date of Issuance”), as eventually provided in the Commercial Paper deeds (“Deeds”);

c)

Number and Unit per Value of the Commercial Papers: Forty (40) Commercial Papers shall be issued, each at the unit per value of twenty-five million (25,000,000.00) Brazilian Reais as of the Date of Issuance;

d)

Underwriting and Payment-In: The underwriting and payment-in price of the Commercial Papers shall equal the unit per value as of the Date of Issuance. The Commercial Papers shall be paid in a lump sum upon underwriting, on the Date of Issuance, on a single date (“Pay-In Date”), exclusively by means of the MDA (as defined below), in domestic currency. Concomitantly with settlement, the Commercial Papers shall be deposited to the holder’s name under B3’s electronic custody system;

e)

Adjustment of the Unit per Value and Compensation of the Commercial Papers: The unit per value of the Commercial Papers shall not be subject to monetary adjustments. The unit per value of the Commercial Papers shall accrue interest at one hundred (100) percent of the accumulated change of daily average rates on one-day “over extra-grupo” Interbank Deposits – DI, in percent per annum, based on two hundred and fifty-two (252) Business Days (as defined below), as calculated and announced daily by B3 S.A. – Brasil, Bolsa, Balcão, in the daily bulletin available from the latter’s Web page (http://www.B3.com.br) (“DI Rate”), plus a spread equivalent to three-point-one (3.1) percent per annum, based on two-hundred-and-fifty-two (252) Business Days (“Compensation”), calculated exponentially and cumulatively, pro rata temporis according to the number of Business Days from the Date of Issuance until the date of effective payment. This will consider the criteria set forth in the “Caderno de Fórmulas Notas Comerciais—CETIP21” available at B3’s Website (http://www.B3.com.br), and to be replicated in the Deeds;

f)

Payment Period of the Unit per Value of and Compensation of the Commercial Papers: The compensation and unit per value owed pursuant to the Deeds shall be fully settled by the Company in a lump-sum payment to be made to the holders of the Commercial Papers on the Date of Maturity or date of early redemption, in the event of an early redemption by virtue of an early redemption offer or of the early maturity of the Commercial Papers. Holders of the Commercial Papers on the Business Day immediately preceding the date of settlement shall be entitled to payment;

g)	Maturity: The Commercial Papers shall mature in three hundred and sixty-five (365) calendar days from the Date of Issuance, provided the early settlement cases as listed in the respective Deeds;

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., of April 01, 2020)

h)

Form and Conveyance: The Commercial Papers shall be issued in book-entry form and shall be held in custody by the custodian institution retained to provide physical custody services in connection with the Commercial Papers. Title over the Commercial Papers shall convey by nominative endorsement, unsecured, for mere conveyance of title. For as long as they remain under centralized deposit with B3, the Commercial Papers shall circulate by means of the book entries made to the depositary accounts held with B3, which shall endorse the Deed to the final creditor at the time of the termination of centralized deposit, except for redemptions settled through B3;

i)

Title: For all legal intents and purposes, evidence of title over the Commercial Papers shall be provided by possession of the respective Deeds. Furthermore, should the Commercial Papers be the subject of electronic deposit within B3, evidence of title over the Commercial Papers shall be provided by the statement issued by B3 to the name of the holder of each respective Commercial Paper;

j)

Placement, Distribution and Trading: Commercial Papers shall be the subject to public distribution with restricted distribution efforts, as provided in CVM Instruction 566 and CVM Instruction 476. Public distribution shall take place under the firm underwriting guarantee regime, such guarantee to be provided by a member financial institution of the securities distribution system. The Commercial Papers shall be deposited for primary market distribution exclusively by means of the Assets Distribution Module (“Módulo de Distribuição de Ativos”—“MDA”) and for secondary trading by means of the CETIP21 – Títulos e Valores Mobiliários, each managed and operated by pela B3. Distribution and trading shall be financially settled, and the Commercial Papers shall be electronically deposited with, B3. Concomitantly with settlement, the Commercial Papers shall be deposited to the name of the holder of title under B3’s electronic custody system. The Commercial Papers shall be subject to placement and trading restrictions as provided in CVM Instruction 476;

k)

Place of Payment: Payments in connection with the Commercial Papers shall be made pursuant to B3’s procedures for Commercial Papers electronically deposited therewith, or, if not electronically deposited with B3, at the Company’s headquarters, or as provided in the procedures of the institution retained to act as custodian bank for the Commercial Papers, as applicable;

l)

Early Redemption Offering: The Company may, at its sole discretion and at any time, make an early redemption offering, as long as such offering is made to all holders of the Commercial Papers, through a communication provided at least ten (10) Business Days prior to the date of the redemption. Such communication must include the information required for redemption, such as (i) date of the redemption, (ii) amount owed to holders of Commercial Papers who choose to accept the redemption, such an amount to equal the unit per value plus Compensation and, as applicable, any other charges owed to the holder of each Commercial Paper. The Company may, at its sole discretion, offer a premium to holders of Commercial Papers, such premium not to be negative (“Redemption Offering Price”). The Company shall pay the Redemption Offering Price to holders of Commercial Papers who choose to accept the early redemption offering, on a date as provided in the relevant communication. Holders of Commercial Papers who choose to accept the early redemption offering shall provide cognizance thereof in writing to the Company, with a copy to the fiduciary agent. B3 shall be informed of the early redemption at least three (3) Business Days prior thereto, by means of correspondence from the Company to be sent jointly with the fiduciary agent. Early redemption shall imply termination of the security, which shall not be held in treasury, as provided in Article 5, paragraph 4, of CVM Instruction 566;

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., of April 01, 2020)

m)

Early Maturity: In the presence of any of the early maturity events as set forth in the Deeds, the fiduciary agent may deem the obligations arising from the Commercial Papers to be the subject of early maturity. In this case, payment by the Company of the unit per value of the Commercial Papers, accrued of Compensation calculated pro rata temporis from the Date of Issuance until the date of effective payment, and of Late-Payment Charges (as defined below), if any, shall become immediately payable, as shall any other amounts owed by the Company pursuant to the Deeds. In the event of the early maturity of the Commercial Papers, the fiduciary agent shall immediately notify B3;

n)

Late-Payment Charges: Without prejudice of the Compensation, amounts due and left unpaid by the Company shall, irrespective of notice, notification or in- or out-of-court claim, accrue (a) a non-compensatory late-payment penalty at two (2) percent; and (b) late-payment interest at one (1) percent per month, calculated pro rata temporis from the date of the event of default until the date of effective payment, in both cases to be calculated on the amount owed and left unpaid (“Late-Payment Charges”);

o)

Fiduciary Agent: Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, a financial institution with registered offices in the City and State of Rio de Janeiro, at Avenida das Américas, 4.200, Bloc 08, Wing B, Suites 302, 303 and 304, Barra da Tijuca, CEP 22640-102, enrolled before the tax authorities under corporate Taxpayer ID CNPJ/ME) No. 17.343.682/0001-38, has been retained, at the Company’s expenses, to serve as fiduciary agent and representative of the interest of the community of Commercial Paper holders;

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., of April 01, 2020)

p)

Extension of Periods: The payment dates of any obligations hereunder or under the Commercial Papers shall be deemed automatically extended to the immediately subsequent Business Day, without any interest or other late-payment charges incurring on amounts owed, when the date of such payments is a Saturday, Sunday or official national holiday. For the purposes of the Commercial Papers and Deeds, a Business Day shall be any day other than an official national holiday, Saturday or Sunday;

q)	Security: the Commercial Papers shall have no collateral or pledge security;

r)	Other Characteristics: all other characteristics of the Commercial Papers shall be described in the Deeds.

5.

The Board of Directors decided to authorize, pursuant to article 2B, letter “o”, of the Company’s Bylaws, the issuance of commercial papers of Ipiranga Produtos de Petróleo S.A., a wholly-owned subsidiary of the Company, (“Ipiranga” and “Commercial Papers of Ipiranga”, respectively). The Commercial Papers of Ipiranga shall be the subject of public distribution under restricted distribution efforts, as provided in CVM Instruction 566 and CVM Instruction 476 (“Ipiranga Issuanc”) and shall have the following characteristics:

a)	Number of the Ipiranga Issuance and Number of Series: The Ipiranga Issuance is the first (1st) issue of Commercial Papers of Ipiranga, and shall be made in a single series;

b)

Total Amount and Date of Issuance: The total amount of the Ipiranga Issuance shall be of three hundred million (300,000,000.00) Brazilian Reais as of the date of issuance, that is, the date of effective underwriting and payment-in (“Date of Issuance”), as eventually provided in the Commercial Papers of Ipiranga deeds;

c)

Number and Unit per Value of the Commercial Papers of Ipiranga: fifteen (15) Commercial Papers of Ipiranga shall be issued, each at the nominal price of twenty million (20,000,000.00) Brazilian Reais as of the date of issuance;

d)

Underwriting and Payment-In of the Commercial Papers of Ipiranga: The underwriting and pay-in price of the Commercial Papers of Ipiranga shall correspond to the unit per value as listed in foregoing letter (c). The Commercial Papers of Ipiranga shall be paid-in in a lump sum upon underwriting, exclusively by means of the MDA, in domestic currency.

e)

Inflation Restatement of and Compensation of the Commercial Papers of Ipiranga: The unit per value of the Commercial Papers of Ipiranga shall not undergo inflation restatement. The nominal unit price of the Commercial Papers of Ipiranga shall accrue interest at one hundred (100.00) percent of the DI Rate, plus a spread equivalent to two (2.00) percent per annum, based on two hundred and fifty-two (252) Business Days, calculated from the date of issuance of the Commercial Papers of Ipiranga until the date of effective payment;

f)

Payment Period of the Unit per Value of and Compensation of the Commercial Papers of Ipiranga: The unit per value of and the compensation of the Commercial Papers of Ipiranga shall be fully settled by Ipiranga, in a lump-sum payment, on the Date of Maturity of the Commercial Papers of Ipiranga (as defined below) or on the early redemption as provided in letters (h) or (i), below, and in the respective deeds;

g)

Maturity: The Commercial Papers of Ipiranga shall mature in three hundred and sixty (360) calendar days from the date of issuance thereof (“Date of Maturity of the Commercial Papers of Ipiranga”), provided the early settlement cases as listed in letters (h) or (i), below, and the respective deeds;

h)

Early Redemption Offering: Ipiranga may, at its sole discretion and at any time, make an early redemption offer, as long as such an offer is made to all holders of the Commercial Papers of Ipiranga as provided in the deeds. The amount owed to holders of the Commercial Papers of Ipiranga who choose to accept the redemption shall be equivalent to the unit per value plus the respective return and, as applicable, any other charges owed to the holder of each Commercial Paper of Ipiranga. Ipiranga may, at its sole discretion, offer a premium to holders of the Commercial Papers of Ipiranga, such premium not to be negative;

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., of April 01, 2020)

i)

Early Maturity: In the presence of any of the early maturity events as to be provided in the Deeds of the Commercial Papers of Ipiranga, the notarial agent may declare the early maturity of the obligations arising from the Commercial Papers of Ipiranga; e

j)

Late-Payment Charges: Without prejudice of the return on the Commercial Papers of Ipiranga, amounts owed and left unpaid by Ipiranga shall accrue Late-Payment Charges irrespective of notice, notification or in- or out-of-court claim.

6.

The Directors further authorized the Company to grant an irrevocably, unconditional and full surety guarantee to the Commercial Papers of Ipiranga, to honor payment of all obligations associated with the Ipiranga Issuance.

7.

The Board of Directors authorized the Boards of Executive Officers of the Company and of Ipiranga to, whether directly or by proxy, carry out any and all acts needed to execute the Issuance and the Ipiranga Issuance (jointly, the “Issuances”) and to implement the foregoing decisions, including, without limitation:

a)

discussing, negotiating and setting the terms and conditions of the Commercial Papers and the Commercial Papers of Ipiranga, provided the limits hereunder, including, without limitation, early maturity cases and any premiums applicable in the event of early redemption offers under the Issuances;

b)

retainer of the mandatary bank, the custodian agent, the intermediary member institutions of the securities distribution system that will serve as Issue coordinator(s), the fiduciary agent, the notarial agent, as applicable, B3, and legal counsel for the Issue, as well as any other services providers needed to execute the Issues and their public distributions;

c)

entering into the deeds of the Commercial Papers and of the Commercial Papers of Ipiranga, and signing all other documents required to execute the Issuances and public distributions, including, without limitation, agreements with the services providers named in foregoing letter (b) and any amendments thereto, as needed;

8.	Finally, the Directors endorse every act carried out by the Executive Boards and other legal representatives of the Company and of Ipiranga in line with the foregoing deliberations.

Notes: The deliberations were approved, without amendment or reserve, by the full complement of the members of the Board of Directors, except for Ms. Ana Paula Janes Vescovi, who was conflicted and abstain herself from voting on matters 4, 5, 6, 7 and 8.

With no further matters on the agenda, the meeting was closed. The present minutes were drafted and, having been read and approved, were signed by all of the Directors in attendance.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Ana Paula Janes Vescovi

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

André Brickmann Areno – Secretary

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nr 33.256.439/0001- 39

NIRE 35.300.109.724

MATERIAL NOTICE

Ultrapar announces measures related to the coronavirus pandemic

São Paulo, April 1, 2020 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar” or “Company”) informs to its shareholders and to the market the initiatives implemented by the Company in light of the recent developments of the novel coronavirus pandemic (COVID-19) and its potential consequences on its operations.

Pursuant to Decree nr 10,282/20, which regulates Law nr 13,979/20, the activities of the subsidiaries of Ultrapar are classified as essential within the context of the measures adopted to face the pandemic and consequently they remain in full operation. Thus, since the beginning of the crisis, the Company and its subsidiaries have been firmly acting to ensure the continuity in the supply of its products and services provided for the population, as well as contributing with actions to mitigate the impacts for their employees, customers, suppliers, partners and the society in general.

These actions include accepting specific payments in installments and suspension of sales performance clauses to Ipiranga resellers, in addition to initiatives to contribute with the national effort to combat the crisis, through donations for the construction of field hospitals, purchase of respirator equipment, discount on fuels for professionals in the healthcare segment through the Abastece Aí payment app, among others.

Therefore, aligned with the commitment with its stakeholders and the Brazilian society, Ultrapar reinforced its liquidity and cash position through preventive credit facilities in the total amount of R$ 1.5 billion, with a 12-month term. In addition, the investment plan for 2020 will be reduced by 30%, approximately, as a measure to preserve cash. These measures aim to maintain the Company’s financial soundness at this moment and may be reviewed in due course depending on the visibility about the real impacts of the current crisis.

Finally, the Company announces the withdrawal of the financial guidance for 2020 disclosed in a material notice of March 3, 2020. One of its main assumptions was the Brazilian GDP growth of 2% in 2020, which no longer represents the current market consensus, according to the latest Focus Report issued by the Central Bank. Additionally, the volatility and the speed of change of events do not allow, at the moment, to establish a new projection.

The Company will maintain the market and its shareholders aware of any new material information related to this release.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

This material fact contains forward-looking statements, including those related to the effects of COVID-19 on our business and the markets in which we operate, as well as actions that we intend to adopt in connection therewith such as the potential use of additional credit lines and reduction of our annual investment plan. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves. For those statements, we claim the protection of the safe harbor for forward looking statements under the applicable U.S. securities laws. Forward-looking statements are not guarantees of future actions, events or outcomes. You should understand that the risks, uncertainties and factors which are identified in our various public filings could affect our future actions, events and outcomes and could cause them to differ materially from those expressed in such forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2020

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Board of Directors minutes and Material Notice)